UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Translation of registrant’s name into English)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 200

Seattle, WA 98104

+1-206-408-4545

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Annual General Meeting of Shareholders

The 17th annual general meeting of shareholders (the “AGM”) of DoubleDown Interactive Co., Ltd. (the “Company”) was held on March 27, 2025, 11:00 a.m. (Korea Standard Time), or March 26, 2025, 10:00 p.m. (U.S. Eastern Time), in Seoul, Korea. At the AGM, shareholders of the Company approved and adopted all of the four proposals as originally proposed, and the voting results are as follows:

No.	Proposal	For		Against		Abstain
		Votes	%	Votes	%	Votes	%
1.	Approval of the 17th financial statements and consolidated financial statements for the fiscal year ended December 31, 2024	1,891,601	76.3%	2,513	0.1%	583,558	23.6%
2.	Election of Directors
	(i) Election of In Keuk Kim as a Director	1,704,758	68.8%	189,624	7.7%	583,290	23.5%
	(ii) Election of Joseph A. Sigrist as a Director	1,704,707	68.8%	189,619	7.7%	583,346	23.5%
	(iii) Election of Ki Chul Kim as a Director	1,699,615	68.6%	194,757	7.9%	583,300	23.5%
	(iv) Election of Haenam Kim as a Director	1,699,565	68.6%	194,753	7.9%	583,354	23.5%
3.	Election of Whanlim Kim as an Independent Director	1,699,595	68.6%	194,724	7.9%	583,353	23.5%
4.	Approval of the remuneration limit for independent directors and executive officers	1,694,462	68.4%	197,667	8.0%	585,543	23.6%

Issuance of Press Release

On March 27, 2025, the Company issued a press release announcing the results of the AGM.

A copy of the press release furnished in this report as Exhibit 99.1. shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated March 27, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.
Date: March 27, 2025
	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer